UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2009

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

First half results for 2009

BBVA obtains €2.8 billion in net attributable profit and raises core capital to
7.1%

Recurrent and stronger earnings helped the Group to increase its core capital ratio 0.70 percentage points to 7.1% from organic sources since January thus practically achieving its target for the full year

In the second quarter of 2009 the Group set new records in net attributable profit (up 5.0% at €1.56 billion), in revenue and in efficiency

&#-3880; All items on the income statement for the first half reflect vigorous activity. Net interest income grew 23.5% and operating income rose 15%

&#-3880; In the first half, BBVA achieved net attributable profit of €2.80 billion, a decline of 4.4% compared to the same period last year. After including one-off operations booked in the first half last year, the Group's profit declined 10%

BBVA strengthened its leadership in efficiency with a 3.8 percentage-point improvement year-on-year, bringing the cost/income ratio to 39.4%

&#-3880; The Group reduced costs 1.6% because it anticipated events by launching transformation plans affecting all business areas

New additions to non-performing assets recorded their best performance of the last four quarters, falling 19% for the Group and 29% in Spain

The bank maintains a conservative policy on the purchase of properties and maximum prudence in provisioning, with controlled release of generic provisions

&#-3880; The Group’s non-performing asset ratio stands at 3.2%, which compares favourably with the average for the entire banking system

&#-3880; BBVA remains one of the most profitable large financial groups with ROE of
21.5% , ROA at 1.1% and EPS at 0.76 euros per share.

In the first half of 2009 BBVA obtained net attributable profit of €2.80 billion. Although this is down 4.4% compared to the same period last year (after excluding one-off operations), it represents a considerable achievement in an economic and financial environment that remains highly complex. The key factors behind this performance were the strength of earnings, the generation of capital, prudent risk management and the strengthening of the bank’s position in all markets where it operates. The Group’s ability to generate earnings was clearly demonstrated in the second quarter when it set new records for a single quarter in profit, revenues and efficiency. Net attributable profit in the second quarter rose 5% year-on-year to €1.56 billion, an increase of 26.1%
compared to the previous quarter.

The recurrency and sustainability of BBVA’s earnings, the control of risk-weighted assets and a prudent dividend policy allowed it to continue generating capital organically. Since the beginning of the year it added 0.70 percentage points to the core capital ratio, lifting it to 6.9%, nearly the same as the target for the entire year. The BIS ratio stands at 12.2%. When calculated on the same basis as its European competitors, the core capital ratio in June comes to 7.1%. Furthermore the Group's strict cost controls led to a new advance in efficiency, which improved 3.8 percentage points to 39.4% compared to a year earlier. As a result BBVA remains one of the most efficient banks in the financial system.

BBVA's profit in the first half is supported by the robustness and recurrency of its revenues. Net interest income grew 23.5% and operating income rose 15%.
Moreover administration costs fell 1.6% thanks to strict controls and transformation plans implemented in advance. Consequently efficiency improved once again. Furthermore BBVA maintains appropriate capital adequacy ratios thanks to the considerable amount of capital generated from organic sources and to its excellent and comfortable liquidity. This is what makes its business model truly sustainable.

BBVA continued to reduce net additions to non-performing assets (defaults) in the second quarter: they fell 19.2% for the Group and 29% in Spain & Portugal.
It also maintained a conservative strategy on purchases of property as well as a prudent provisioning policy and ample coverage of defaults through cumulative provisions and collateral. The Group’s non-performing asset ratio in June stands at 3.2%, which compares favourably with the average for the entire banking system. The coverage ratio stands at 68% and coverage funds are appropriate, due to the amount of generic funds and the value of colaterals.

In addition the bank has improved its position in all markets in which it operates by strengthening relationships with customers. This is borne out by its increased market share of savings and current accounts in the three main retail areas: Spain & Portugal, Mexico and South America.

At the end of the first half, the Group’s main indicators of profitability retained their competitive edge and improved compared to March: return on equity
(ROE) stood at 21.5% and return on assets (ROA) was 1.1%.

BBVA’s net attributable profit in the first half came to €2.80 billion, a fall of 4.4% compared to the same period last year excluding one-off operations. If such operations in the first half of last year (€180m net) are taken into account, the Group’s net attributable profit declined 10% on a like-for-like basis.

The most significant aspects of the performance of the Group and its business areas in the second quarter of 2009 are summarised below:

BBVA demonstrated its ability to generate recurrent and sustainable earnings, supported by higher revenues and cost controls.

&#-3880; As customary in recent years, the main driver of revenue was net interest income. This grew faster in the first half of 2009, at 23.5% year-on-year, thanks to the sustained growth and quality of business, to the work done to maintain spreads and to expert management of the balance sheet. This strong performance boosted gross income 7.8% compared to the first half last year (up
9.5% at constant exchange rates).

&#-3880; Transformation plans, deployed well in advance of the current economic situation, paved the way for a 1.6% reduction in operating costs. This helped operating income in the first half to rise 15.0% year-on-year to €6,293m (up
18.0% at constant exchange rates).

&#-3880; The above improvements meant that efficiency (measured by the cost/income ratio) improved to 39.4%, a new record level that confirms BBVA as one of the most efficient banks in the financial system.

&#-3880; In the second quarter impairment losses on financial assets were slightly higher than the previous quarter due to higher non-performing assets and to
BBVA’s maximum prudence policies: an stable percentage of operating profit is allocated to provisions.

&#-3880; As a result net attributable profit in the first half came to €2,799m. All business areas contributed to Group’s earnings in the first half. Earnings per share came to €0.76, ROE stands at 21.5%, and ROA is 1.12%. This means BBVA remains one of the most profitable large European financial groups.

&#-3880; Despite the slowdown in banking business, BBVA was able to maintain the sustained growth and quality of lending and customer funds, which at 30-Jun-09 stand at €336 billion and €499 billion, respectively. In particular, customer deposits grew 7.0% year-on-year with a positive effect on liquid resources.

&#-3880; BBVA’s level of asset quality is good. Additions to non-performing assets
(NPA) fell 19.2% quarter-on-quarter because recoveries have improved. In fact, the ratio of recoveries to NPA additions in the second quarter was 44.4%. At
30-Jun-09 the non-performing assets ratio was 3.2%, which compares favourably with the financial system average. At the end of June the coverage ratio stood at 68% and cumulative coverage funds came to €8,023m. This is a comfortable situation as €4,546m of this amount are generic and substandard funds.
Additionally, there is the value of the collateral associated with secured non-performing assets.

&#-3880; BBVA’s capital base is sound. Despite the complex economic situation it maintains intact its capacity to generate capital in an organic and recurrent manner. It is the only one of the 28 big European and American banks that had no need of government aid or capital increases since the beginning of the crisis.
At 30-Jun-09 the core capital ratio improved substantially to 6.9% (or 7.1% with homogeneous Basel II criteria), compared to 6.4% at 31-Mar-09 and thus almost achieving in 6 months the generation of capital forecasted for the whole of
2009. The BIS ratio stands at 12.2% (11.5% at 31-Mar-09).

&#-3880; The Group also holds latent capital gains of €1,263m in its portfolio of equity holdings. Additionally, BBVA holds latent capital gains in quoted fixed income instruments and in buildings for its own use.

&#-3880; The BBVA Group paid a first interim dividend of €0.09 per share against 2009 earnings on 10th July (paid in cash). This amount is consistent with the remuneration policy announced at the presentation of results for the fourth quarter of 2008.

&#-3880; In the Spain & Portugal area, appropriate price management and work to maintain business volume led to a 5.4% increase in net interest income. Once again this was the principal factor behind the area’s income. Furthermore, strict control helped to reduce operating costs 6.5% in the same period. As a result operating income rose 5.9% year-on-year and efficiency improved to 34.4%.
This offset higher loan-loss provisions and net attributable profit declined
1.7% to €1,270m, nearly the same as the first half of 2008.

&#-3880; The Wholesale Banking & Asset Management area confirmed the strength and recurrency of its revenues, which is practically at the same level as the first half last year. Corporate and Investment Banking reported a notable increase in net interest income and Global Markets’ franchise earnings and trading also did well. These improvements offset the drop in sales from the industrial holdings portfolio which took place last year. Together with the downward trend in the area’s costs this resulted in operating income of €758m and net attributable profit of €539m.

&#-3880; Despite the more difficult economic conditions in the Mexico area selective growth of lending and customer funds, together with active price management, helped net interest income to rise 5.2% year-on-year in pesos. Cost controls in the area contributed to a 6.4% rise in net income, which came to €1,717m (up
12.7% excluding the revenues from VISA). This amount offset the increase in provisioning, which was due to the economic situation and to the bank’s conservative criteria. Thus net attributable profit in the first half came to
€724m.

&#-3880; Although the environment in the United States area was especially complex, it required no government help and continued to generate earnings and to increase lending and customer funds year-on-year. Net interest income rose 2.1% in dollars during the first half. A sharp drop in operating costs lifted operating income 2.3% to €425m and this easily covered the high loan-loss provisions. As a result net attributable profit came to €85m (€125m excluding amortisation of intangible assets).

&#-3880; The South America area enjoyed the greatest degree of business growth. Work to defend interest spreads and cost controls boosted operating income 31.1%. Net attributable profit in the first half came to €463m (up 29.0% year-on-year at constant rates).

    30-06-09  Δ%    30-06-08    31-12-08
 BALANCE SHEET (million euros)
 Total assets     542,634    7.6    504,511    542,650
 Total lending (gross)  335,608    (0.0)   335,692    342,671
 Customer funds
on balance sheet    368,586    5.9    347,908    376,380
 Other customer funds   130,082    (7.2)   140,190    119,017
 Total customer funds   498,668    2.2    488,098    495,397
 Total equity     29,901    15.1    25,970    26,705
 Shareholders' funds   29,383    13.7    25,850    26,586

 INCOME STATEMENT (million euros)

 Net interest income    6,858    23.5    5,555    11,686
 Gross income     10,380    7.8    9,626    18,978
 Operating income    6,293    15.0    5,472    10,523
 Income before tax    4,003    (10.9)  4,490    6,926
 Net attributable profit 2,799    (10.0)  3,108    5,020
 Net attributable profit
excluding one-off
operations (1)    2,799    (4.4)   2,928    5,414

 DATA PER SHARE AND SHARE PERFORMANCE RATIOS
 Share price (euros)  8.94            (26.5)   12.17    8.66
 Market capitalisation
(million euros)    33,507    (26.5)  45,613    32,457
 Net attributable profit
 per share (euros)    0.76     (9.6)   0.84     1.35
 Net attributable profit per share excluding
one-off operations
(euros) (1)     0.76            (4.1)   0.79     1.46
Book value per share
 (euros)     7.84             13.7   6.90            7.09
Tangible book value
 per share (euros) (2)   5.88             17.1   5.03     5.02
 P/BV (Price/book value;
 times)     1.1              1.8             1.2
 Price/tangible book value
(times) (2)     1.5              2.4            1.7
 SIGNIFICANT RATIOS (%)
 ROE (Net attributable profit/
Average equity)    21.5              26.0            21.5
 ROE excluding one-off
operations (1)    21.5              25.3            23.2
 ROA (Net income/
Average total assets)  1.12              1.28            1.04
 ROA excluding one-off
 operations(1)    1.12              1.25            1.12
 RORWA (Net income/Risks
weighted assets)    2.10              2.37            1.95
 RORWA excluding one-off
operations (1)     2.10              2.31            2.09
 Efficiency ratio (3)    39.4             43.2            44.6
 Cost of risk (Impairment
 losses/Gross lending)   1.11              0.68            0.82
 NPA ratio       3.2              1.3            2.3
 NPA coverage ratio    68              167            92
 CAPITAL ADEQUACY RATIOS (BIS II Regulation) (%)
 Ratio BIS     12.2              12.5            12.2
 Core capital    6.9              6.3            6.2
 Comparable core
capital (4)           7.1              -           -
 Tier I     8.2              7.7            7.9
 OTHER INFORMATION
 Number of shares
(millions)    3,748              3,748    3,748
 Number of shareholders 923,005      886,407    903,897
 Number of employees 103,655      112,059    108,972
 Number of branches    7,458      7,971    7,787

Memorandum item: These quarterly statements have not been audited. They have been drawn up according to Bank of Spain Circular 4/2004 together with the changes introduced therein by Bank of Spain Circular 6/2008. They may not therefore coincide with some of those published in previous quarterly earning reports.
(1) In 2008, capital gains from Bradesco in the first quarter, provisions for non-recurrent early retirements in the second and fourth quarters and provision for the loss originated by the Madoff fraud in the fourth quarter.
(2) Net of goodwill.
(3) Except otherwise stated, efficiency ratio including depreciation.
(4) Homogeneous Basel II criteria.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July, 28th 2009	By:	Javier Malagon Navas
	Name:	Javier Malagon Navas
	Title:	Authorized representative